Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Identity of Company

1.1	Name and Address of Company
Triple Flag Precious Metals Corp. (“Triple Flag” or the “Company”)
Suite 4535 – 161 Bay Street
Toronto, ON
M5J 2S1

Reference to the ‟Company” in this Business Acquisition Report includes the Company and its direct and indirect subsidiaries, unless otherwise indicated or the context otherwise requires.

1.2	Executive Officer
Sheldon Vanderkooy
Chief Financial Officer
Telephone: 416-304-9741

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On January 19, 2023, Triple Flag completed its previously announced acquisition of all of the issued and outstanding common shares (the “Maverix Shares”) of Maverix Metals Inc. (“Maverix”) by way of a court-approved plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act, in accordance with the terms of an arrangement agreement between the Company and Maverix dated November 9, 2022.

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of 148 royalty, stream and other interests, of which 14 are on currently producing mines. Prior to completion of the Arrangement, the Maverix Shares were listed on the Toronto Stock Exchange and the NYSE American. The Maverix Shares were delisted, and Maverix ceased to be a reporting issuer in all of the provinces and territories of Canada following completion of the Arrangement.

2.2	Acquisition Date

The Company completed the Arrangement on January 19, 2023.

2.3	Consideration

Under the terms of the Arrangement, each Maverix shareholder of record on the effective date of the Arrangement (the “Effective Date”) was entitled to receive 0.36 (the “Exchange Ratio”) of a Triple Flag common share (each whole common share, a “Triple Flag Share”) or US$3.92 in cash for each Maverix Share held on the Effective Date (the “Consideration”). The shareholder election was subject to pro-ration such that the cash consideration would not exceed 15% of the total consideration and the share consideration would not exceed 85% of the total consideration.

In addition, pursuant to the Arrangement: (i) holders of options to acquire Maverix Shares received fully vested replacement options to acquire Triple Flag Shares, adjusted to reflect the Exchange Ratio; and (ii) the restricted share units of Maverix outstanding immediately prior to the effective time of the Arrangement (the “Effective Time”), whether vested or unvested, were assigned and transferred by the holder to Maverix in exchange for a cash payment from Maverix equal to the Payout Value (as defined in the Arrangement) and each such restricted share unit was immediately cancelled. The outstanding Maverix common share purchase warrants (the “Maverix Warrants”) (5,000,000 Maverix Warrants outstanding with an exercise price of US$3.28 per Maverix Share outstanding as of the Effective Date) were automatically adjusted in accordance with their terms, such that if and when exercised, Maverix warrant holders will receive a total of 1,800,000 Triple Flag shares at an exercise price of US$9.11 per Triple Flag Share.

Accordingly, pursuant to the Arrangement, the Company issued 45,097,390 Triple Flag Shares with a value of US$491.1 million and paid US$86.7 million in cash to Maverix shareholders, which, along with replacement options exercisable for an aggregate of 1,561,172 Triple Flag Shares (fair value of US$6.7 million), Triple Flag Shares reserved for issuance upon exercise of the Maverix Warrants, as adjusted, (fair value of US$7.9 million), and incurred transaction costs of US$14.9 million, resulted in total consideration of US$607.3 million for the purchase of Maverix. An aggregate of 1,800,000 Triple Flag Shares are reserved for issuance in respect of the Maverix Warrants.

2.4	Effect on Financial Position

Upon completion of the Arrangement, Maverix became a wholly-owned subsidiary of Triple Flag. The assets and liabilities of Maverix have been combined with those of Triple Flag.

See the unaudited pro forma condensed consolidated financial statements of the Company for the year ended December 31, 2022, included as Schedule B of this Business Acquisition Report for information regarding the effect of the Arrangement on the Company’s financial position.

2.5	Prior Valuations

To the best knowledge of the Company, there have not been any valuation opinions obtained within the last twelve months by Maverix or the Company required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the Arrangement.

2.6	Parties to Transaction

The Arrangement was not conducted with an informed person, associate or affiliate of the Company (as such terms are defined in National Instrument 51-102 – Continuous Disclosure Obligations).

2.7	Date of Report

March 30, 2023

Item 3	Financial Statements and Other Information

The following financial statements required by Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations are attached as schedules to this Business Acquisition Report:

Schedule A – audited annual consolidated financial statements of Maverix for the years ended December 31, 2022, and December 31, 2021, together with notes thereto. Triple Flag did not request or obtain the consent of the auditors for the inclusion of the auditor’s report in this Business Acquisition Report.

Schedule B – unaudited pro forma consolidated financial statements of the Company that give effect to the Arrangement, comprised of the unaudited pro forma consolidated balance sheet, the unaudited pro forma consolidated statement of income and earnings per share calculation for the year ended December 31, 2022, together with notes thereto.

SCHEDULE A

AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS OF MAVERIX

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2022 AND 2021

Maverix Metals Inc.

Consolidated Statements of Financial Position

(in thousands of United States dollars)

	December 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$17,418	$17,059
Accounts receivable (Note 5b and 16)	5,928	7,889
Prepaid gold interests (Note 6)	9,273	7,618
Investments (Note 7)	1,672	2,689
Prepaid expenses and other	1,471	1,000
Total current assets	35,762	36,255

Non-current assets
Royalty, stream and other interests (Note 4 and 5)	312,005	314,907
Prepaid gold interests (Note 6)	36,020	40,084
Investments (Note 7)	6,188	-
Deferred financing costs and other	1,327	1,289
Total assets	$391,302	$392,535

Liabilities
Current liabilities
Trade and other payables	$6,035	$2,910
Total current liabilities	6,035	2,910

Non-current liabilities
Credit facility (Note 8 and 18)	46,500	12,500
Deferred tax liability (Note 14)	203	5,311
Total liabilities	52,738	20,721

Equity
Capital and reserves
Share capital (Note 9a)	338,692	336,801
Reserves	10,057	10,008
Accumulated other comprehensive (loss) income	(3,574)	274
(Deficit) retained earnings	(6,611)	24,731
Total equity	338,564	371,814
Total liabilities and equity	$391,302	$392,535

Contractual Obligations (Note 17)

Subsequent Events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

ON BEHALF OF THE BOARD:

“signed”        Eban Bari                           “signed”       Warren Beil

Maverix Metals Inc.

Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income

(in thousands of United States dollars, except for per share and share data)

	Year ended
	December 31
	2022	2021
Royalty revenue (Note 15)	$25,896	$34,896
Sales (Note 15)	32,036	22,636
Total revenue	57,932	57,532

Cost of sales, excluding depletion	(19,494)	(9,071)
Depletion (Note 5)	(13,823)	(17,665)
Total cost of sales	(33,317)	(26,736)
Gross profit	24,615	30,796

Administration expenses (Note 10)	(7,044)	(5,443)
Project evaluation expenses (Note 10)	(6,696)	(4,005)
Change in fair value of prepaid gold interests (Note 6)	4,780	1,310
Impairment of accounts receivable (Note 16)	(7,148)	-
Impairment of royalty interests (Note 5b)	(33,897)	-
(Loss) income from operations	(25,390)	22,658

Other income and expenses
Gain on royalty transactions (Note 4)	-	10,983
Gain on conversion of debenture (Note 4)	-	2,410
Foreign exchange loss	(174)	(209)
Other expense	(192)	(123)
Finance expense	(1,975)	(1,151)
(Loss) income before income taxes	(27,731)	34,568

Income tax recovery (expense) (Note 14)	3,752	(10,496)
Net (loss) income	$(23,979)	$24,072

(Loss) earnings per share (Note 11)
Basic (loss) earnings per share	$(0.16)	$0.17
Diluted (loss) earnings per share	$(0.16)	$0.16

Weighted average number of common shares outstanding:
Basic	147,246,820	143,138,694
Diluted	147,246,820	149,424,802

Other Comprehensive (Loss) Income
Net (loss) income	$(23,979)	$24,072
Item that will not be subsequently re-classified to net income:
Changes in fair value of investments, net of tax (Note 7)	(3,848)	(4,052)
Comprehensive (loss) income	$(27,827)	$20,020

The accompanying notes are an integral part of these consolidated financial statements.

Maverix Metals Inc.

Consolidated Statements of Cash Flows

(in thousands of United States dollars)

	Year ended
	December 31
	2022	2021
Operating activities
Net (loss) income	$(23,979)	$24,072

Non-cash cost of sales related to prepaid gold interest (Note 6)	13,189	3,711
Depletion and amortization	13,941	17,814
Share-based compensation	2,083	1,694
Change in fair value of prepaid gold interest (Note 6)	(4,780)	(1,310)
Impairment of accounts receivable (Note 16)	7,148	-
Impairment of royalty interests (Note 5b)	33,897	-
Gain on royalty transactions (Note 4)	-	(10,983)
Gain on conversion of debenture (Note 4)	-	(2,410)
Unrealized foreign exchange loss and other	173	238
Finance expense	1,975	1,151
Income tax (recovery) expense	(3,752)	10,496
Income taxes paid	(1,790)	(3,463)
Changes in non-cash working capital (Note 12)	(5,081)	2,194
Net cash provided by operating activities	$33,024	$43,204

Investing activities
Acquisition of royalty, stream and other interests (Note 4 and 5)	(44,594)	(30,995)
Acquisition of prepaid gold interests (Note 6)	(6,000)	(50,103)
Proceeds from royalty transactions and other (Note 4)	-	51,000
Acquisition of investments (Note 7)	(8,270)	(393)
Proceeds from disposal of equity investments (Note 7)	-	11,196
Net cash used in investing activities	$(58,864)	$(19,295)

Financing activities
Proceeds from credit facility (Note 8)	39,000	23,500
Repayment of credit facility (Note 8)	(5,000)	(43,000)
Financing costs and interest paid	(1,779)	(1,612)
Dividends paid (Note 9d)	(7,363)	(6,820)
Proceeds from exercise of warrants and stock options (Note 9b and 9c)	1,335	13,333
Net cash provided by (used in) financing activities	$26,193	$(14,599)

Effect of exchange rate changes on cash and cash equivalents	6	(11)
Increase in cash and cash equivalents	359	9,299
Cash and cash equivalents at the beginning of the year	17,059	7,760
Cash and cash equivalents	$17,418	$17,059

Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Maverix Metals Inc.

Consolidated Statements of Changes in Equity

(in thousands of United States dollars, except for number of shares)

	Issued shares	Share capital $	Share warrant reserve $	Share option reserve $	Accumulated other comprehensive (loss) income $	(Deficit) retained earnings $	Total equity $
As at December 31, 2020	140,488,309	318,530	6,609	4,045	4,326	7,479	340,989
Total comprehensive income	-	-	-	-	(4,052)	24,072	20,020
Dividends declared (Note 9e)	-	-	-	-	-	(6,820)	(6,820)
Shares issued for the Royalty Portfolio (Note 4)	491,071	2,740	-	-	-	-	2,740
Shares issued for warrants exercised (Note 9b)	5,000,000	13,555	(1,515)	-	-	-	12,040
Shares issued for options exercised (Note 9c)	739,949	1,971	-	(678)	-	-	1,293
Restricted share units settled in cash (Note 9d)	-	-	-	(142)	-	-	(142)
Share-based compensation	1,026	5	-	1,689	-	-	1,694
As at December 31, 2021	146,720,355	336,801	5,094	4,914	274	24,731	371,814
Total comprehensive loss	-	-	-	-	(3,848)	(23,979)	(27,827)
Dividends declared (Note 9e)	-	-	-	-	-	(7,363)	(7,363)
Reclassification of restricted share units (Note 9d)	-	-	-	(820)	-	-	(820)
Shares issued for options exercised (Note 9c)	643,638	1,815	-	(480)	-	-	1,335
Share-based compensation	15,361	76	-	1,349	-	-	1,425
As at December 31, 2022	147,379,354	338,692	5,094	4,963	(3,574)	(6,611)	338,564

The accompanying notes are an integral part of these consolidated financial statements.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

1.	NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada. The Company’s common shares traded on the New York Stock Exchange American (“NYSE American”) and Toronto Stock Exchange (“TSX”) under the symbol “MMX”. On January 19, 2023, Triple Flag Precious Metals Corp. (“Triple Flag”) acquired all of the outstanding common shares of the Company and as a result, the common shares of Maverix were delisted from the NYSE American and TSX (Note 18).

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (a “Stream” or “Streams”) on projects that are in an advanced stage of development, on operating mines producing precious or other metals, or in some circumstances, exploration stage projects or other interests. Royalty interests (“Royalty” or “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project (a “Gross Revenue Royalty” or “GRR”) or the net revenue after the deduction of specified costs (a “Net Smelter Returns Royalty” or “NSR” royalty). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of the life of mine production or a specified time period.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on March 27, 2023.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).

b)	Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. The consolidated financial statements are presented in United States dollars (“USD”), unless otherwise noted.

c)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, including its principal subsidiaries Maverix Metals (Australia) Pty Ltd. and Maverix Metals (Nevada) Inc. Subsidiaries are fully consolidated from the date the Company obtains control and continues to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

d)	Royalty, Stream and Other Interests

Royalty, stream and other interests consist of acquired royalty, stream and other interests. These interests are recorded at cost and capitalized as long-term assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation expenses that are not related to a specific royalty or stream asset are expensed in the period incurred.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

Producing royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement. On acquisition of a royalty or stream interest, an allocation of its fair value may be attributed to the exploration potential of the interest (non-depletable interest) and is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources (“IFRS 6”). Once the technical feasibility, commercial viability and a development decision have been established, the value of the asset is reclassified and accounted for in accordance with IAS 16, Property, Plant and Equipment (“IAS 16”). The exploration and evaluation asset is subject to an impairment test prior to reclassification in accordance with IFRS 6.

e)	Impairment of Royalty, Stream and Other Interests

Evaluation of the carrying values of each mineral interest is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable. Impairment is assessed at the level of cash-generating units, which is the smallest identifiable group of assets that generates cash inflows and largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream, or other interest level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of its fair value less costs of disposal (“FVLCD”) and its value in use (“VIU”). Estimated future cash flows are calculated using estimated production, sales prices and a discount rate. Estimated future production is determined using current reserves and the portion of resources expected to be classified as mineral reserves, as well as exploration potential expected to be converted into resources or reserves. Estimated sales prices are determined by reference to an average of long-term metal price forecasts by research analysts and management’s expectations. The discount rate is estimated using an average discount rate incorporating research analyst views used to value precious metal royalty and streaming companies. All inputs used are those that an independent market participant would consider appropriate. In addition, the Company may use other market approaches for determining the recoverable amount which may include an estimate of (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions or (iv) market capitalization of comparable assets.

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying value of the royalty or stream interest is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the royalty or stream interest in previous periods.

Royalty and stream interests classified as exploration and evaluation assets are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount.

f)	Revenue Recognition

Revenue is comprised of revenue earned from royalty, stream and other interests. The Company recognizes revenue upon the transfer of control of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For Royalty interests, revenue recognition occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

For Streams, revenue recognition occurs when the relevant commodity received from the stream operator is delivered by the Company to its third-party customers. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the sales contract.

g)	Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. The functional currency of the Company and its significant wholly owned subsidiaries is the USD.

Foreign currency transactions, including revenues and expenses, are translated into the functional currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation’s functional currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of income (loss).

h)	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivables, prepaid gold interests, investments, trade and other payables, and the credit facility. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents include cash on account and short-term deposits with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash and cash equivalents are subsequently measured at amortized cost using the effective interest rate method.

Accounts receivable relate to amounts received from sales of refined gold and silver and royalty revenue. These receivables are non-interest bearing and are recognized at fair value and are subsequently measured at amortized cost. The Company recognizes loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortized cost. The Company applies the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognised upon initial recognition of the receivables. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Accounts receivable are written off where there is no reasonable expectation of recovery. Indicators that there are no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Company and external factors such as sanctions, government rules or regulations, or other external factors which prohibit a counterparty from making payments to the Company. Impairment losses on accounts receivable are presented within operating income (Note 16). Subsequent recoveries of amounts previously written off are credited against the same line item.

Investments in common shares are designated as fair value through profit and loss (“FVTPL”) unless they are irrevocably designated, on an individual basis, as fair value through other comprehensive income (“FVTOCI”). Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the statement of financial position date. When investments in common shares designated as FVTOCI are disposed of, the cumulative gains and losses recognized in other comprehensive income (loss) are not recycled to the consolidated statement of income (loss) and remain within equity. Dividends received are recognized in income and these investments are not assessed for impairment.

The consideration for investments in units including common shares and share purchase warrants are allocated on a pro-rata basis, based on relative fair values at the date of issuance. The fair value of common shares is based on the market closing price. The fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, using the Black-Scholes Model (“BSM”) as of the date of issuance.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

Investments in warrants are classified as FVTPL. These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income (loss).

Trade and other payables and the credit facility are initially recorded at fair value, less transaction costs. These financial liabilities are subsequently measured at amortized cost, calculated using the effective interest rate method.

i)	Prepaid Gold Interest

The Company purchases certain estimated amounts of gold by providing an initial deposit that is recorded as a prepaid gold interest. The prepaid gold interest meets the definition of a financial asset in accordance with financial instrument standards and is classified as FVTPL. The prepaid gold interest is measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income (loss).

Prepaid gold deliveries are recorded in inventory at fair value and the difference between the fair value of the gold on the delivery date less any ongoing payment is reflected as a partial settlement of the prepaid gold interest. At the time such gold inventory is sold, the amounts recognized in inventory are recorded as cost of sales.

The current portion of the prepaid gold interest is determined at each reporting date based on the fair value of the estimated gold to be delivered in the following year.

j)	Inventory

When refined gold or silver is delivered to the Company under a Stream agreement it is initially recorded as inventory. The amount recognized as inventory includes both the cash payment and the related depletion associated with the underlying Stream interest. At such time the inventory is sold, the amounts recognized in inventory are recorded as cost of sales and depletion.

k)	Income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in net income (loss), except for deferred income tax relating to equity items which are recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with the Company’s accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization. Temporary differences arising on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit are not recognized.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

l)	Share Capital and Share Purchase Warrants

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

The fair value of common shares issued for goods and services is based on the fair value of the goods or services received unless the fair value cannot be readily determined. If the fair value cannot be readily determined, the Company uses the market closing price on the date the shares are issued, while the fair value of share purchase warrants is estimated using the quoted market price or if the warrants are not traded, using the BSM as of the date of issuance.

Share purchase warrants issued with an exercise price denominated in the Company’s functional currency (USD) are considered equity instruments with the consideration received reflected within shareholders’ equity under the classification of share warrant reserve. Upon exercise, the original consideration is reallocated from share warrant reserve to issued share capital along with the associated exercise price.

m)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings (loss) per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options, restricted share units (“RSUs”) and warrants computed using the treasury stock method.

n)	Share Based Payments

The Company recognizes share based compensation expense for share purchase options, RSUs and common shares granted to directors, officers, employees and consultants under the Company’s equity-based incentive plans.

Share purchase options

The fair value of share purchase options is determined using the BSM, with market related inputs as of the grant date. The BSM requires management to estimate the expected volatility, expected term, risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historic stock price of the Company and similar listed entities, the expected term is estimated using historical exercise data of the Company and similar listed entities, and the number of equity instruments expected to vest is estimated using historical forfeiture data.

The fair values of share purchase options at the date of grant are expensed over the vesting periods with a corresponding increase to equity. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

Restricted share units

Under the restricted share unit plan (the “RSU Plan”), awards can be either cash or equity settled upon vesting at the discretion of the Board of Directors of the Company. Beginning in June 2022, the Board of Directors plans to settle all grants under the RSU Plan in cash on a prospective basis. Share-based compensation expense relating to cash-settled RSUs is accrued over the vesting period with the related obligation recorded as a restricted share unit liability which is included in trade and other payables. At the end of each reporting period, the expense and liability are adjusted for changes in the fair market value of Maverix common shares and the estimated number of awards that are expected to vest.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

Common shares

The fair value of common shares granted is determined by the market value of the underlying shares at the date of the grant. The fair value of the common shares is expensed with a corresponding increase to equity.

o)	Related Party Transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

p)	Segment Reporting

The Company’s reportable operating segments are components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance. An operating segment is a component of an entity that engages in business activities, operating results are reviewed with respect to resource allocation and for which discrete financial information is available. The Company’s executive head office and general corporate administration (including finance expenses) are included within ‘Corporate’ to reconcile the reportable segments to the consolidated financial statements. Refer to Note 15 for summary of the Company’s segmented information.

3.	CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

a)	Attributable Reserve and Resource Estimates

Royalty, stream and other interests comprise a large component of the Company’s assets and as such, the mineral reserves and resources of the properties to which the interests relate have a significant effect on the Company’s consolidated financial statements. The Company estimates the reserves and resources relating to each agreement. Reserves are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty, stream or other interest, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth, and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of the Company’s royalty, stream and other interests and depletion charges.

The Company’s royalty, stream and other interests are depleted on a units-of-production basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company’s royalty, stream and other interests. These calculations require the use of estimates and assumptions, including the amount of recoverable resources to be converted into reserves. Changes to depletion rates are accounted for prospectively.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

b)	Fair Value of Acquired Royalty, Stream and Other Interests

The determination of the fair values of acquired royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, commodity prices, discount rates, mineral reserve/resource conversion, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve or resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value could impact the acquisition date fair values of the royalty, stream and other interests.

c)	Impairment of Royalty, Stream and Other Interests

Assessment of impairment of royalty, stream and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values.

The assessment of the fair values of royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, commodity prices, discount rates, mineral resource conversion, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the royalty, stream and other interests could impact the impairment analysis.

During the year ended December 31, 2022, the Company recorded an impairment charge of $33.9 million related to its royalty, stream and other interests. (2021: $nil) (Note 5b).

d)	Fair Value of Prepaid Gold Interests

The determination of the fair value of the prepaid gold interests requires the use of estimates and assumptions for commodity prices, discount rates and the amount of gold that is equivalent to 2% of all dividends distributed by our counterparty. Changes in any of the estimates used in determining the fair value could impact the fair value of the prepaid gold interest.

e)	Income Taxes

The interpretation of new and existing tax laws or regulations in Canada, Australia, the United States of America, or any of the countries in which our royalty, stream and other interests are located or to which shipments of gold or silver are made or received requires the use of judgment. Differing interpretation or changes to these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis. Refer to Note 14 for more information.

f)	Estimation Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far reaching. To date there has been significant volatility in the stock market and in the commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. In the current environment, estimates and assumptions about future production, commodity prices, exchange rates, discount rates, future capital expansion plans and associated production implications at the underlying mines and other interests in which the Company holds a royalty or stream interest are subject to greater variability than normal, which could significantly affect the valuation of our assets, both non-financial and financial.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

The conflict between Russia and Ukraine and any restrictive actions that have or may be taken in response thereto, such as sanctions, export and or currency controls, have caused and could have further negative impacts on the underlying operator to continue operations of the Omolon mine where the Company owns a 2.5% GRR. As at December 31, 2022, the Company recorded impairments to our royalty interest and receivable related to these previously described events (Note 5b and 16).

4.	ROYALTY TRANSACTIONS

a)	During the Year Ended December 31, 2022

Barrick Royalty Portfolio

In September 2022, the Company completed the Purchase and Sale Agreement (the “Agreement”) entered into with Barrick Gold Corp. (“Barrick”) to acquire a portfolio of 22 royalties (the “Barrick Royalty Portfolio”) for upfront cash consideration of $50.0 million, subject to any right of first refusal or buydown rights under certain of the royalties, and contingent consideration of up to $10.0 million (Note 17).

On September 26, 2022, Skeena Resources Ltd. (“Skeena”) announced that it had exercised its right to repurchase 0.5% of the 1.0% NSR royalty on the Eskay Creek project from Barrick for a payment of C$17.5 million ($12.8 million). The remaining 0.5% NSR royalty is not subject to any further reductions. As a result of Skeena’s exercise of its repurchase right, Maverix’s upfront cash payment to Barrick was reduced from $50.0 million to $37.2 million on closing.

The significant royalties acquired in the Barrick Royalty Portfolio include the 0.5% NSR royalty on the Eskay Creek project operated by Skeena, the 2.0% NSR royalty on the Bullfrog Gold project operated by Augusta Gold Corp., the 2.0% NSR royalty on the refractory sulphide ore project of the Lagunas Norte mine operated by Boroo Pte Ltd and a pair of 1.0% – 2.0% NSR royalties on the Tankoro deposit of the Sanutura project operated by Sarama Resources Ltd. The Company also acquired seventeen development and exploration stage royalties, of which, there are twelve in Australia, two in the United States and one in each of Canada, Chile and Argentina.

Sleeping Giant Mine NSR Royalty

In September 2022, the Company acquired a 2% NSR royalty interest in the Sleeping Giant mine located in the Abitibi district in Quebec and operated by Abcourt Mines Inc. (“Abcourt”) for cash consideration of $2.0 million. Abcourt can reduce the NSR royalty by up to 1.0% through cash payments of $2.0 million and $4.0 million before the 3rd and 6th anniversaries of closing the transaction, respectively.

Acquisition of Gold Royalties in Nevada

In March 2022, the Company acquired three royalties on gold projects located in Nevada from an indirect, wholly owned subsidiary of Waterton Precious Metals Fund II Cayman, LP in exchange for a $5.0 million cash payment. The royalty package includes a 3.5% to 4% NSR royalty on the Lewis property owned by Orla Mining Ltd. (“Orla”) and two other 4% royalties on exploration ground which either form part of or are adjacent to Orla’s South Railroad project.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

b)	During the Year Ended December 31, 2021

Increase and Expansion of Royalty Interest at Omolon

In October 2021, Maverix completed an agreement with Polymetal International plc (“Polymetal”) to increase and expand Maverix’s royalty interest in Polymetal’s Omolon hub operation located in the Magadan Region, Russia. Maverix made a cash payment of $23.5 million to increase its effective interest to a 2.5% gross revenue royalty and expand the royalty coverage to include all licenses that currently comprise the Omolon hub and received a one-time bonus royalty of $3.2 million based on the fourth quarter production at the Omolon hub. Upon sales of one million gold equivalent ounces at Omolon, post completion of the transaction, the effective interest will decrease from 2.5% to 2.0%, and upon sales of 1.2 million gold equivalent ounces, Maverix will make an additional $1.5 million cash payment.

Royalty Portfolio

In June 2021, the Company completed the Purchase and Sale Agreement entered into with Pan American Silver Corp. (“Pan American”) to acquire a portfolio of six royalties (the “Royalty Portfolio”). As consideration for the Royalty Portfolio, the Company issued 491,071 common shares and paid $7.0 million in cash.

The fair value of the Royalty Portfolio acquired was determined to be $9.8 million. The Company used comparable transactions for exploration or other assets to determine the fair value of the individual assets within the Royalty Portfolio. The excess of the fair value of the Royalty Portfolio of $9.8 million over the cash consideration paid of $7.0 million was allocated to the common shares.

The significant royalties acquired in the Royalty Portfolio include the 1.0%-2.5% NSR royalty on the Fenn-Gib gold project owned by Mayfair Gold Corp. and the 3.0% NSR royalty on the Recuperada project owned by Silver X Mining Corp. The Company also acquired four exploration stage royalties, of which, there are two in Canada and one in each of the United States and Mexico.

Hope Bay

In August 2019, Maverix entered into an agreement to purchase an additional 1.5% NSR royalty on the Hope Bay mine in Nunavut, Canada, previously owned and operated by TMAC Resources Inc. (“TMAC”) for a cash payment of $40.0 million (the “Additional Royalty”). Under the Additional Royalty agreement, TMAC had the right to buy back the entire Additional Royalty for a cash payment of $50.0 million in the event of a change of control transaction of TMAC (as defined in the Additional Royalty agreement) that was announced prior to June 30, 2021. In February 2021, Agnico Eagle Mines Limited (“Agnico Eagle”) completed the acquisition of TMAC. Concurrent with the acquisition, Agnico Eagle provided notice to the Company and exercised the buyback right with respect to 1.5% of the total 2.5% NSR royalty the Company owned on the Hope Bay mine. As a result of the buy back, the Company received $50.0 million and recorded a gain on the buy back of the Hope Bay royalty interest of $11.0 million. The Company has retained a 1% NSR royalty on the Hope Bay mine that is not subject to any reductions.

Additional El Mochito Stream

In March 2021, Maverix converted all amounts outstanding under a $1.0 million convertible debenture into an additional 5% silver Stream on the operating El Mochito mine on the same terms as the existing El Mochito silver Stream (the “Additional Silver Stream”). The Company used a discounted cash flow model to determine the fair value of the Additional Silver Stream and recognized a $2.4 million gain on the conversion of the debenture. The discounted cash flow model used a discount rate of 10% and a silver price based on analyst metal price projections and management expectations.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

5.	ROYALTY, STREAM AND OTHER INTERESTS

a)	Carrying Amount

As at and for the year ended December 31, 2022:

		Cost			Accumulated Depletion
	Country	Opening	Additions/ (Disposals)	Ending	Opening	Depletion	Impairment	Ending	Carrying Amount
		$	$	$	$	$		$	$
Beta Hunt	AUS	9,421	-	9,421	(5,477)	(423)	-	(5,900)	3,521
Camino Rojo	MEX	40,195	-	40,195	(69)	(3,231)	-	(3,300)	36,895
Cerro Blanco	GTM	16,069	-	16,069	-	-	-	-	16,069
Cerro Casale	CHL	7,053	-	7,053	-	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	-	10,039
DeLamar	USA	9,068	-	9,068	-	-	-	-	9,068
El Mochito	HON	11,144	-	11,144	(4,053)	(1,342)	-	(5,395)	5,749
El Peñón	CHL	442	-	442	-	(82)	-	(82)	360
Florida Canyon	USA	12,823	-	12,823	(3,709)	(819)	-	(4,528)	8,295
Gemfield	USA	8,799	-	8,799	-	-	-	-	8,799
Hope Bay	CAN	23,305	-	23,305	(2,506)	-	-	(2,506)	20,799
Karma	BFA	20,080	-	20,080	(7,702)	(493)	(11,885)	(20,080)	-
La Colorada	MEX	17,400	-	17,400	(5,287)	(967)	-	(6,254)	11,146
McCoy-Cove	USA	18,553	-	18,553	-	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(2,922)	(414)	-	(3,336)	364
Moss	USA	20,283	-	20,283	(7,241)	(1,611)	-	(8,852)	11,431
Mt Carlton	AUS	9,436	-	9,436	(8,270)	(337)	-	(8,607)	829
Omolon	RUS	33,899	-	33,899	(9,795)	(2,092)	(22,012)	(33,899)	-
Recuperada	PER	3,207	20	3,227	-	(562)	-	(562)	2,665
San Jose	MEX	5,500	-	5,500	(3,827)	(690)	-	(4,517)	983
Silvertip	CAN	4,340	-	4,340	(454)	-	-	(454)	3,886
Vivien	AUS	3,301	-	3,301	(3,065)	(120)	-	(3,185)	116
Other	Various	106,980	44,576	151,556	(15,751)	(420)	-	(16,171)	135,385
Total(1)		395,037	44,596	439,633	(80,128)	(13,603)	(33,897)	(127,628)	312,005

(1)	Royalty, stream and other interests include non-depletable assets of $124.2 million and depletable assets of $187.8 million.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

As at and for the year ended December 31, 2021:

		Cost			Accumulated Depletion
	Country	Opening	Additions/ (Disposals)	Ending	Opening	Depletion	Inventory Adjustment	Disposals	Ending	Carrying Amount
		$	$	$	$	$	$	$	$	$
Beta Hunt	AUS	9,421	-	9,421	(4,763)	(714)	-	-	(5,477)	3,944
Camino Rojo	MEX	40,173	22	40,195	-	(69)	-	-	(69)	40,126
Cerro Blanco	GTM	16,069	-	16,069	-	-	-	-	-	16,069
Cerro Casale	CHL	7,053	-	7,053	-	-	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	-	-	10,039
DeLamar	USA	9,068	-	9,068	-	-	-	-	-	9,068
El Mochito	HON	7,734	3,410	11,144	(2,638)	(1,348)	(68)	-	(4,054)	7,090
Florida Canyon	USA	12,823	-	12,823	(2,901)	(808)	-	-	(3,709)	9,114
Gemfield	USA	8,799	-	8,799	-	-	-	-	-	8,799
Hope Bay	CAN	63,324	(40,019)	23,305	(3,621)	(389)	-	1,502	(2,508)	20,797
Karma	BFA	20,080	-	20,080	(6,054)	(1,648)	-	-	(7,702)	12,378
La Colorada	MEX	17,400	-	17,400	(4,433)	(854)	-	-	(5,287)	12,113
McCoy-Cove	USA	18,553	-	18,553	-	-	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(2,387)	(535)	-	-	(2,922)	778
Moss	USA	20,283	-	20,283	(5,097)	(1,993)	(151)	-	(7,241)	13,042
Mt Carlton	AUS	9,436	-	9,436	(6,742)	(1,528)	-	-	(8,270)	1,166
Omolon	RUS	10,093	23,806	33,899	(3,492)	(6,303)	-	-	(9,795)	24,104
San Jose	MEX	5,500	-	5,500	(2,893)	(934)	-	-	(3,827)	1,673
Silvertip	CAN	4,340	-	4,340	(454)	-	-	-	(454)	3,886
Vivien	AUS	3,301	-	3,301	(2,847)	(219)	-	-	(3,066)	235
Other	Various	100,769	9,860	110,629	(15,426)	(323)	-	-	(15,749)	94,880
Total(1)		397,958	(2,921)	395,037	(63,748)	(17,665)	(219)	1,502	(80,130)	314,907

(1)	Royalty, stream and other interests include non-depletable assets of $80.3 million and depletable assets of $234.6 million.

b)	Royalty Interests Impairments

Omolon

The ongoing conflict between Russia and Ukraine has led to restrictive actions being taken in response, such as sanctions, export and or currency controls. Certain restrictions prohibit the owner of the Omolon property from making payments to the Company and as a result, the Company expects to receive negligible cash flows from its Omolon royalty interest. As a result, the Company has identified that the carrying amount of the Omolon royalty interest may not be recoverable.

The Company performed an impairment analysis of its Omolon royalty interest carrying value as at December 31, 2022. With little clarity on the end state of the war and the prolonged period of time the Company has not received payment from Omolon, the Company determined that the recoverability of the Omolon royalty interest is inherently uncertain. Accordingly, the Company recorded an impairment charge of $22.0 million in the financial statements as at December 31, 2022. Any significant changes in the assumptions regarding Omolon’s recoverable value could lead to a future reversal of impairment charges.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

Karma

The operations at the Karma mine were suspended at the beginning of June 2022 due to a security incident at the mine. Management at the Néré Mining Group, owner and operator of the Karma mine, is working on a plan to allow safe resumption of operations; however, there is no guarantee they will be successful given the political instability in the region. As a result, the Company has identified that the carrying amount of the Karma royalty interest may not be recoverable.

The Company performed an impairment analysis of its Karma royalty interest carrying value as at December 31, 2022. Given the prolonged period of time the operations at the Karma mine have been suspended, the Company determined that the recoverability of the Karma royalty interest is inherently uncertain. Accordingly, the Company recorded an impairment charge of $11.9 million in the financial statements as at December 31, 2022. Any significant changes in the assumptions regarding Karma’s recoverable value could lead to a future reversal of impairment charges.

6.	PREPAID GOLD INTERESTS

In January 2022, the Company entered into a prepaid gold interest agreement with Elevation Gold Mining (“Elevation”). The Company made a cash payment of $6.0 million to Elevation and in return Elevation will provide the Company six quarterly deliveries of certain amounts of gold plus the equivalent amount of gold equal to $1.0 million beginning in March 2022. The Company will make ongoing cash payments equal to 5% of the spot gold price for each gold ounce delivered.

In September 2021, Maverix entered into an agreement with Auramet Capital Partners, L.P., a subsidiary of Auramet International LLC (“Auramet”), to acquire a prepaid gold interest and enter into a long-term strategic partnership. The Company made a cash payment of $50.0 million to acquire a gold interest that will deliver 1,250 ounces of gold plus an amount of gold that is equivalent to all dividends distributed by Auramet on 2% of its shares to Maverix per quarter. Maverix will make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On and after ten years and 50,000 ounces of gold have been delivered to Maverix, Auramet shall have the option to terminate the stream for a cash payment of $5.0 million less certain cash flows related to the gold deliveries.

The following table summarizes the prepaid gold interests as at December 31, 2022 and changes during the year then ended:

Prepaid Gold Interests
Opening Balance, September 2021	$50,103
Gold deliveries	(3,711)
Change in fair value	1,310
Balance at December 31, 2021	47,702
Additions	6,000
Gold deliveries	(13,189)
Change in fair value	4,780
Balance at December 31, 2022	45,293
Less: Current portion	(9,273)
Non-current portion	$36,020

During the years ending December 31, 2022 and 2021, the Company recognized a gain of $4.8 million and $1.3 million, respectively, as a result of changes in the fair value of the prepaid gold interests. The non-cash partial settlement of the prepaid gold interests included in cost of sales for the years ended December 31, 2022 and 2021 is $13.2 million and $3.7 million, respectively.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

7.	INVESTMENTS

As at and for the year ended December 31, 2022:

	Balance at December 31, 2021	Additions	Disposals	Fair Value Adjustments	Interest Revenue	Balance at December 31, 2022
Short-term investments:
Common shares(1)	$2,678	$2,465	$-	$(3,485)	$-	$1,658
Warrants(2)	11	232	-	(229)	-	14
Total short-term investments	$2,689	$2,697	$-	$(3,714)	$-	$1,672

Non-current investment:
Loan receivable(3)	$-	$6,000	$-	$-	$188	$6,188
Total investments	$2,689	$8,697	$-	$(3,714)	$188	$7,860

(1)	Fair value adjustments recorded within Other comprehensive (loss) income.

(2)	Fair value adjustments recorded within Net (loss) income.

(3)	Interest revenue recorded within Net (loss) income.

During the year ended December 31, 2022, the Company acquired $2.0 million worth of units of Elevation at a price of CAD$0.53 per unit. Each unit consisted of one common share and one common share purchase warrant of Elevation which entitles the holder to purchase one common share of Elevation at a price of CAD$0.70 per warrant for a period of 60 months from closing.

In August 2022, the Company entered into a $6.0 million revolving credit facility with Elevation (the “Elevation Facility”). Under the terms of the agreement, interest accrues on any unpaid principal at an interest rate of 12% per annum compounded on a monthly basis, with all accrued interest and principal payable on or before December 31, 2023.  During the year ended December 31, 2022, the Company advanced $6.0 million to Elevation. Subsequent to December 31, 2022, the Company amended the Elevation Facility (Note 18).

As at and for the year ended December 31, 2021:

	Balance at December 31, 2020	Additions	Disposals	Fair Value Adjustments	Debenture Conversion	Balance at December 31, 2021
Short-term investments:
Common shares(1)	$18,190	$372	$(11,196)	$(4,688)	$-	$2,678
Warrants(2)	48	21	-	(58)	-	11
Total short-term investments	$18,238	$393	$(11,196)	$(4,746)	$-	$2,689

Non-current investment:
Convertible debenture(2)	$1,000	$-	$-	$2,410	$(3,410)	$-
Total investments	$19,238	$393	$(11,196)	$(2,336)	$(3,410)	$2,689

(1)	Fair value adjustments recorded within Other comprehensive (loss) income.

(2)	Fair value adjustments recorded within Net (loss) income.

As part of a financing conducted by a company Maverix had an investment in, Maverix agreed to exercise 19.5 million share purchase warrants at CAD$0.40 per common share and sell the underlying common shares received for CAD$0.50 per common share for total proceeds of $7.7 million (CAD$9.8 million) which closed in February 2021.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

8.	CREDIT FACILITY

The Company amended and increased its revolving credit facility to borrow up to $160.0 million (the “Credit Facility”) in 2021. Amounts drawn on the Credit Facility are subject to interest at LIBOR plus 1.875% to 3.00% per annum, and the undrawn portion is subject to a standby fee of 0.422% to 0.675% per annum, both of which are dependent on the Company's leverage ratio (as defined in the Credit Facility agreement). During the year ended December 31, 2022, the Company paid approximately 4.1% (2021: 2.4%) on amounts drawn and 0.4% (2021: 0.4%) on the remaining undrawn portion. The Credit Facility has a term of 4 years, maturing in September 2025. The Credit Facility is secured by the Company’s present and future acquired assets and is extendable through mutual agreement between Maverix and the syndicate of lenders. The Credit Facility was repaid on January 19, 2023 in connection with the Arrangement described in Note 18.

The following table summarizes the Company’s $160.0 million revolving credit facility (the “Credit Facility”) as at December 31, 2022 and changes during the year then ended:

Credit Facility
Balance at December 31, 2020	$32,000
Proceeds	23,500
Repayment	(43,000)
Balance at December 31, 2021	12,500
Proceeds	39,000
Repayment	(5,000)
Balance at December 31, 2022	$46,500

Amortization of the deferred financing costs related to the Credit Facility for the years ended December 31, 2022 and 2021, were $0.3 million and $0.3 million, respectively. As at December 31, 2022, the Company was in compliance with all of the covenants related to the Credit Facility.

9.	SHARE CAPITAL

a)	Authorized, Issued and Outstanding Shares

The Company is authorized to issue an unlimited number of common shares without par value and preferred shares. No preferred shares have been issued.

b)	Share Purchase Warrants

The following table summarizes warrants which were outstanding and exercisable as at December 31, 2022 and 2021 and changes during the years then ended:

	Number of warrants outstanding	Weighted average exercise price per warrant
Balance at December 31, 2020	10,000,000	$2.84
Exercised	(5,000,000)	$2.41
Balance at December 31, 2021	5,000,000	$3.28
Exercised	-	-
Balance at December 31, 2022	5,000,000	$3.28

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

A summary of the Company’s outstanding warrants as at December 31, 2022 is presented below:

Number outstanding	Exercise Price	Expiry Date
5,000,000	$3.28	June 29, 2023

During the year ended December 31, 2021, 5,000,000 common share purchase warrants were exercised for gross proceeds of $12.0 million to the Company. The weighted-average common share price was $4.75 per share at the time the warrants were exercised.

c)	Share Purchase Options

The Company adopted a stock option and compensation share plan (the “Plan”), which provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, either, (i) common shares of the Company or (ii) non-transferable stock options to purchase common shares of the Company, each set at a price determined by the fair market value of the shares at the date immediately preceding the date on which the option is granted or the common share is issued. Under the Plan, the aggregate number of common shares of the Company reserved for issuance is 10,000,000 common shares. If any option granted under the Plan expires or terminates for any reason in accordance with the terms of the Plan without being exercised, that option shall again be available for the purpose of the Plan. All stock options and incentive shares issued under the Plan vest over a period determined by the Board of Directors. The expiry date of incentive stock options issued under the Plan will be determined by the Board of Directors and shall not be more than to ten years after issuance.

The following table summarizes stock options which were outstanding and exercisable as at December 31, 2022 and 2021 and changes during the years then ended:

	Number of Options Outstanding	Weighted average exercise price per option (CAD$)
Balance at December 31, 2020	4,068,884	$4.05
Granted	827,565	$6.57
Exercised	(739,949)	$2.44
Forfeited	(131,007)	$5.17
Balance at December 31, 2021	4,025,493	$4.83
Granted	954,792	$6.23
Exercised	(643,638)	$2.80
Balance at December 31, 2022	4,336,647	$5.44

Options which have vested and are exercisable as at December 31, 2022	2,830,145	$4.95

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

A summary of the Company’s outstanding stock options as at December 31, 2022 is presented below:

Number outstanding	Exercise Price (CAD$)	Expiry Date
696,485	$3.30	May 31, 2023
722,057	$5.18	April 3, 2024
50,000	$6.48	August 9, 2024
268,313	$5.83	December 12, 2024
787,435	$5.17	March 10, 2025
30,000	$6.54	June 24, 2025
827,565	$6.57	March 26, 2026
954,792	$6.23	March 22, 2027
4,336,647	$5.44

The following are the weighted average assumptions used in the Black-Scholes Model to estimate the fair value of stock options granted for the years ended December 31, 2022 and 2021:

	Year ended
	December 31
	2022	2021
Risk-free interest rate	2.1%	0.5%
Expected volatility	43%	46%
Expected life	3 years	3 years
Expected dividend yield	1.0%	0.8%

The weighted average common share price during the years ended December 31, 2022 and 2021, were $4.72 and $5.25 per share at the time the options were exercised, respectively. The weighted average remaining contractual life of the options as at December 31, 2022 was 2.38 years (2021: 2.46 years).

Restricted Share Units (“RSUs”)

The Company adopted a restricted share unit plan (the “RSU Plan”), which provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable RSUs. Each RSU is set at a price determined by the fair market value of the shares at the date immediately preceding the date on which the RSU is granted. Under the RSU Plan, the aggregate number of common shares of the Company reserved for issuance is 3,000,000 common shares. If any RSU granted under the RSU Plan expires or terminates for any reason in accordance with the terms of the RSU Plan without vesting, that RSU shall again be available for the purpose of the Plan. All RSUs issued under the Plan vest after three years, unless otherwise determined on the grant date by the Board of Directors.

Under the RSU Plan, awards can be either cash or equity settled upon vesting at the discretion of the Board of Directors of the Company. As the Company did not have a present obligation to settle in cash, the awards were treated as equity-settled instruments which were measured at fair value at the date of grant and recorded in reserves over the vesting period. The Board of Directors now plans to settle all grants under the RSU Plan in cash on a prospective basis. As a result of the change in settlement, $0.8 million was reclassified from reserves within total equity to a restricted share unit liability which is included in trade and other payables. As at December 31, 2022, the restricted share unit liability was $1.2 million (2021: $nil).

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

The following table summarizes RSUs which were outstanding as at December 31, 2022 and 2021 and changes during the years then ended:

	Number of RSUs Outstanding	Weighted average fair value per RSU (CAD$)
Balance at December 31, 2020	192,694	$5.72
Granted	184,613	$6.96
Settled	(32,161)	$5.83
Balance at December 31, 2021	345,146	$6.37
Granted	295,819	$6.01
Settled	(64,866)	$4.36
Balance at December 31, 2022	576,099	$3.35

d)	Dividends

During the year ended December 31, 2022, the Board of Directors of the Company declared and paid four dividends of $0.0125 per common share (three dividends of $0.0125 and one dividend of $0.01 per common share during the year ended December 31, 2021).

10.	OPERATING EXPENSES BY NATURE

	Year ended
	December 31
	2022	2021
Compensation and benefits	$6,704	$5,007
Corporate administration	1,647	1,084
Listing and filing fees	366	455
Professional fees	2,822	1,059
Amortization	118	149
Operating expenses before share-based compensation	11,657	7,754
Share-based compensation	2,083	1,694
Total operating expenses	$13,740	$9,448

11.	(LOSS) EARNINGS PER SHARE

Basic and diluted (loss) earnings per share is calculated based on the following:

	Year ended
	December 31
	2022	2021
Net (loss) income	$(23,979)	$24,072
Basic weighted average number of shares	147,246,820	143,138,694
Basic (loss) earnings per share	$(0.16)	$0.17
Effect of dilutive securities
Warrants	-	5,021,937
Stock options	-	1,133,009
RSUs	-	131,162
Diluted weighted average number of common shares	147,246,820	149,424,802
Diluted (loss) earnings per share	$(0.16)	$0.16

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

For the year ending December 31, 2022, all outstanding warrants, stock options and RSUs which were excluded from the computation of diluted earnings per share as the Company was in a net (loss) position. For the year ending December 31, 2021, the following table lists the weighted average number of warrants, stock options and RSUs which were excluded from the computation of diluted earnings per share because the exercise prices plus the unamortized share-based compensation per share exceeded the average market value of the common shares of $5.12.

	Year ended
	December 31
	2022	2021
Warrants	5,000,000	-
Stock options	4,124,762	714,844
RSUs	482,958	46,251

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended
	December 31
	2022	2021
Changes in non-cash working capital:
Accounts receivable	$(5,788)	$5,468
Prepaid expenses and other	(691)	(82)
Trade and other payables	1,398	141
Deferred revenue	-	(3,333)
Changes in non-cash working capital	$(5,081)	$2,194

Significant non-cash transactions:
Equity issued for royalty acquisitions (Note 4)	$-	$2,740
Conversion of debenture (Note 4)	-	3,410
Settlement of receivables in equity investments	427	-

Cash and cash equivalents at the end of the year:
Cash at bank	$17,418	$17,059

13.	RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Year ended
	December 31
	2022	2021
Compensation and benefits	$5,620	$4,295
Share-based compensation	1,898	1,554
Total compensation	$7,518	$5,849

During the three months ended March 31, 2022, the Company purchased $0.3 million of refined gold from Pan American at a price of $650 per ounce purchased under its La Colorada gold Stream agreement (Note 17). As of April 1, 2022, Pan American is no longer considered to have significant influence over the Company due to a change in its shareholdings of the Company and other factors.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

14.	INCOME TAXES

Income tax recognized in net (loss) income is comprised of the following:

	Year ended
	December 31
	2022	2021
Current tax expense	$1,731	$2,796
Deferred tax (recovery) expense	(5,483)	7,700
Income tax (recovery) expense	$(3,752)	$10,496

The income tax (recovery) expense differs from the amount that would result from applying the federal and provincial income tax rates to the (loss) income before income taxes due to the following:

	Year ended
	December 31
	2022	2021
(Loss) income before income taxes	$(27,731)	$34,568
Statutory tax rate	27%	27%
Expected income tax (recovery) expense	$(7,487)	$9,333

Increase (decrease) due to:
Foreign tax rate differences	680	335
Non-deductible expenses	511	458
Withholding taxes	423	740
Change in unrecognized temporary differences	2,000	469
Recognition of temporary differences	196	(820)
Other	(75)	(19)
Income tax (recovery) expense	$(3,752)	$10,496

Deferred Tax Liabilities

The following table summarizes the composition of the Company’s deferred tax liabilities:

	December 31, 2022	December 31, 2021
Deferred tax liabilities
Non-capital losses	$14,516	$12,006
Investments and other	171	686
Prepaid gold interest	(1,644)	(354)
Royalty, stream and other interests	(13,246)	(17,649)
Total deferred tax liabilities	$(203)	$(5,311)

As at December 31, 2022, the Company has deductible Canadian non-capital tax losses of $53.8 million that expire between 2038 to 2042. Immediately prior to the close of the Arrangement, the Company completed a re-organization of certain assets held by the Company. The result of the reorganization was a reduction in non-capital losses available to the Company and a corresponding increase in the tax basis of certain royalty interests.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

The aggregate amount of deductible temporary differences for which deferred income tax assets have not been recognized are as follows:

	December 31, 2022	December 31, 2021
Royalty, stream and other interests	$6,936	$2,453
Financing costs and other	7,598	4,964
Non-capital losses	-	3,407
Total	$14,534	$10,824

15.	SEGMENT INFORMATION

For the year ended December 31, 2022:

	Primary Product	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Impairment of royalty interests	Impairment of royalty receivables	Change in fair value of prepaid gold interests	Income before taxes	Cash from (used in) operations
		$	$	$	$	$	$	$	$	$
Auramet (USA)	Gold	-	10,411	(10,411)	-	-	-	4,438	4,438	8,731
Beta Hunt (AUS)	Gold	6,749	-	-	(423)	-	-	-	6,326	6,390
Camino Rojo (MEX)	Gold	3,827	-	-	(3,231)	-	-	-	596	2,791
El Mochito (HON)	Silver	-	6,151	(1,466)	(1,411)	-	-	-	3,274	4,685
El Peñón (CHL)	Gold	301	-	-	(82)	-	-	-	219	105
Elevation (CAN)	Gold	-	4,693	(4,693)	-	-	-	342	342	4,458
Florida Canyon (USA)	Gold	2,699	-	-	(819)	-	-	-	1,880	2,644
Karma (BFA)	Gold	837	-	-	(493)	(11,885)	(295)	-	(11,836)	1,016
La Colorada (MEX)	Gold	-	4,816	(1,729)	(967)	-	-	-	2,120	3,087
Moose River (CAN)	Gold	816	-	-	(414)	-	-	-	402	1,003
Moss (USA)	Silver	-	5,965	(1,195)	(1,762)	-	-	-	3,008	4,769
Mt Carlton (AUS)	Gold	1,370	-	-	(337)	-	-	-	1,033	1,979
Omolon (RUS)	Gold	4,430	-	-	(2,092)	(22,012)	(6,853)	-	(26,527)	483
Recuperada (PER)	Silver	661	-	-	(562)	-	-	-	99	-
San Jose (MEX)	Silver	1,933	-	-	(690)	-	-	-	1,243	1,895
Vivien (AUS)	Gold	1,694	-	-	(120)	-	-	-	1,574	1,773
Other (Various)	Various	579	-	-	(420)	-	-	-	159	720
Total segments		25,896	32,036	(19,494)	(13,823)	(33,897)	(7,148)	4,780	(11,650)	46,529
Operating expenses		-	-	-	-	-	-	-	(13,740)	(12,028)
Foreign exchange		-	-	-	-	-	-	-	(174)	6
Finance expense		-	-	-	-	-	-	-	(1,975)	-
Income taxes paid		-	-	-	-	-	-	-	-	(1,790)
Other		-	-	-	-	-	-	-	(192)	307
Total corporate		-	-	-	-	-	-	-	(16,081)	(13,505)
Consolidated total		25,896	32,036	(19,494)	(13,823)	(33,897)	(7,148)	4,780	(27,731)	33,024

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

For the year ended December 31, 2021:

	Primary Product	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Gain on buy back of royalty interest	Change in fair value of prepaid interest	Income before taxes	Cash from (used in) operations
		$	$	$	$	$	$	$	$
Auramet (USA)	Gold	-	4,422	(4,423)	-	-	1,310	1,309	3,711
Beta Hunt (AUS)	Gold	10,046	-	-	(714)	-	-	9,332	9,591
Camino Rojo (MEX)	Gold	83	-	-	(69)	-	-	14	-
El Mochito (HON)	Silver	-	7,779	(1,905)	(1,348)	-	-	4,526	5,873
Florida Canyon (USA)	Gold	2,939	-	-	(808)	-	-	2,131	2,904
Hope Bay (CAN)	Gold	1,171	-	-	(389)	10,983	-	11,765	4,168
Karma (BFA)	Gold	2,676	-	-	(1,648)	-	-	1,028	2,884
La Colorada (MEX)	Gold	-	4,011	(1,456)	(854)	-	-	1,701	2,555
Moose River (CAN)	Gold	1,382	-	-	(535)	-	-	847	1,458
Moss (USA)	Silver	-	6,424	(1,287)	(1,993)	-	-	3,144	5,137
Mt Carlton (AUS)	Gold	3,113	-	-	(1,528)	-	-	1,585	3,068
Omolon (RUS)	Gold	8,644	-	-	(6,303)	-	-	2,341	7,923
San Jose (MEX)	Silver	2,376	-	-	(934)	-	-	1,442	2,517
Vivien (AUS)	Gold	2,151	-	-	(219)	-	-	1,932	2,350
Other (Various)	Various	315	-	-	(323)	-	-	(8)	315
Total segments		34,896	22,636	(9,071)	(17,665)	10,983	1,310	43,089	54,454
Operating expenses		-	-	-	-	-	-	(9,448)	(7,370)
Foreign exchange		-	-	-	-	-	-	(209)	(11)
Gain on convertible debenture		-	-	-	-	-	-	2,410	-
Finance expense		-	-	-	-	-	-	(1,151)	-
Income taxes paid		-	-	-	-	-	-	-	(3,463)
Other		-	-	-	-	-	-	(123)	(406)
Total corporate		-	-	-	-	-	-	(8,521)	(11,250)
Consolidated total		34,896	22,636	(9,071)	(17,665)	10,983	1,310	34,568	43,204

Non-current Assets by Geographical Region:

	December 31, 2022	December 31, 2021
North America
USA	$150,583	$146,245
Mexico	59,123	64,012
Canada	56,589	37,969
South & Central America
Guatemala	16,069	16,069
Peru	18,071	11,607
Chile	10,173	10,073
Honduras	5,748	7,090
Dominican Republic	5,160	5,160
Argentina	3,450	3,200
Other
Australia	12,471	6,691
Burkina Faso	6,630	12,508
Côte d’Ivoire	4,030	4,030
Ghana	3,527	3,527
Russia	-	24,104
Various	3,916	3,995
Total(1)	$355,540	$356,280

(1)	Includes royalty, stream, and other interests (Note 4), prepaid gold interests (Note 5), loan receivable (Note 6) and deferred financing costs and other.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

16.	FINANCIAL RISK MANAGEMENT

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At December 31, 2022, the capital structure of the Company consists of $338.6 million (December 31, 2021: $371.8 million) of total equity, comprising of share capital, reserves, accumulated other comprehensive (loss) income, and (deficit) retained earnings, and $46.5 million (December 31, 2021: $12.5 million) drawn on the Company’s Credit Facility. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Credit Facility (Note 7). The Company is in compliance with its debt covenants at December 31, 2022.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, accounts receivables and loan receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio.

Due to certain external restrictions which prohibit the owner of the Omolon royalty interest from making payments to the Company, the Company no longer expects to receive any significant cash flow from its Omolon royalty interest. As a result, the Company has recorded an impairment of accounts receivable related to its Omolon royalty interest of $6.9 million.

Currency Risk

Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, investments, and trade and other payables denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at December 31, 2022, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the USD would (decrease) increase net income by $0.2 million and increase (decrease) other comprehensive income by $0.2 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations, holding of cash and cash equivalents, and the amount available under the Credit Facility. As at December 31, 2022, the Company had cash and cash equivalents of $17.4 million (December 31, 2021: $17.1 million) and working capital of $29.7 million (December 31, 2021: $33.3 million). In addition, at December 31, 2022, the Company had $113.5 million available under its Credit Facility (Note 7).

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

Other Risks

The Company is exposed to equity price risk as a result of holding common shares in other mining companies with a combined fair market value as at December 31, 2022 of $1.7 million (December 31, 2021: $2.7 million) (Note 7). The equity prices of investments are impacted by various underlying factors including commodity prices and the volatility in global markets as a result of COVID-19 and the conflict in Ukraine and the daily exchange traded volume of the equity may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the equity. Based on the Company’s investments held as at December 31, 2022, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $0.2 million.

Fair Value Measurements

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares held that have direct listings on an exchange are classified as Level 1.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3: Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2022 and December 31, 2021. In accordance with IFRS 13, Fair Value Measurements, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As at December 31, 2022			As at December 31, 2021
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Common shares	$1,658	$-	$-	$2,678	$-	$-
RSU liability	1,196	-	-	-	-	-
Warrants	-	14	-	-	11	-
Prepaid gold interests	-	-	45,293	-	-	47,702
Total	$2,854	$14	$45,293	$2,678	$11	$47,702

The fair value of the prepaid gold interests is determined using a discounted cash flow model with unobservable inputs including gold prices based on analyst metal price projections and management expectations. As a result, the fair value of the prepaid gold interests are designated as a Level 3 fair value measurement (Note 6).

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

17.	CONTRACTUAL OBLIGATIONS

In connection with its Streams and prepaid gold interests, the Company has committed to purchase the following:

	Percent of life of mine production or relevant commodity		Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Bolsa	5%		$450
La Colorada	100%		$650

Silver Stream interests
El Mochito	25%		25% of silver spot price
Moss	100	%(1)	20% of silver spot price

Prepaid Gold Interests
Auramet	1,250 ounces plus 2% of dividends paid(2) per quarter		16% of gold spot price
Elevation	Gold equivalent of $1.0 million plus certain fixed amounts of gold per quarter(3)		5% of gold spot price

(1)	After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.

(2)	Amount of gold that is the equivalent value to all dividends distributed by Auramet International LLC on 2% of its shares.

(3)	Nine quarterly deliveries ending in June 2023.

In connection with the acquisition of the Silvertip Royalty in 2017, the Company may issue an additional 1,400,000 common shares of the Company when the Silvertip mine achieves commercial production and a cumulative throughput of 400,000 tonnes of ore through the processing plant is achieved.

In connection with the acquisition of a portfolio of royalties from Newmont Corporation in October 2020, the Company agreed to make certain contingent cash payments of up to $15.0 million if certain production milestones at certain assets are achieved within five years of closing the acquisition.

In connection with increasing and expanding the royalty interest at Omolon, the Company agreed to make an additional $1.5 million cash payment upon sales of 1.2 million gold equivalent ounces.

In connection with the acquisition of the Barrick Royalty Portfolio in September 2022, the Company agreed to make up to a total of $10.0 million in contingent payments if the following events occur within six years of the closing date: (i) $6.0 million payable upon Eskay Creek receiving all material permits required to commence construction; (ii) $2.0 million payable when the Company has received $10.0 million in payments from the Barrick Royalty Portfolio (excluding any proceeds derived from Eskay Creek); and (iii) $2.0 million payable when the Company has received $20.0 million in payments from the Barrick Royalty Portfolio (excluding any proceeds derived from Eskay Creek).

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise)

18.	SUBSEQUENT EVENTS

Maverix Completes Arrangement with Triple Flag

On January 19, 2023, Triple Flag acquired all of the outstanding common shares of the Company pursuant to a Plan of Arrangement under the Canada Business Corporations Act (the “Arrangement”).

Pursuant to the Arrangement, the Company’s shareholders were able to elect either $3.92 in cash or 0.360 of a Triple Flag share per a Company share held. The shareholder election was subject to a pro-ration such that the cash consideration was 15% and the share consideration was 85% of the total consideration provided to shareholders of the Company.

As part of the Arrangement, the Company’s warrant holders received 0.36 of a Triple Flag share warrant (the “Replacement Warrants”) and the Company’s option holders each received 0.36 of a fully vested replacement option exercisable for Triple Flag shares (the “Replacement Options”). The exercise price of Replacement Warrants and Replacement Options were adjusted for the 0.36 exchange ratio. The Company’s RSUs were valued using the five-day weighted average share price of Triple Flag’s share price multiplied by the 0.36 exchange ratio and settled in cash on closing of the Arrangement. The Company’s Credit Facility was repaid by Triple Flag and cancelled upon closing of the Arrangement.

Immediately prior to the close of the Arrangement, the Company completed a re-organization of certain assets held by the Company. The result of the reorganization was a reduction in non-capital losses available to the Company and a corresponding increase in the tax basis of certain royalty interests.

The closing of the Arrangement constituted a change of control under the terms of the Company’s employment agreements. As a result of the change of the control and certain other factors, the Company made payments to its officers of $7.4 million after the Arrangement closed.

Loan Receivable

In January 2023, the Company amended the Elevation Facility to increase the total amount available to $12.0 million (Note 7). On closing of the amended agreement, the Company advanced an additional $6.0 million to Elevation.

SCHEDULE B

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

As at and for the year ended December 31, 2022

Pro Forma Consolidated Balance Sheet

As at December 31, 2022

(thousands of United States dollars)

Unaudited

	Triple Flag	Maverix (Note 2)	Pro Forma Adjustments	Note 6	Triple Flag Pro Forma Consolidated
ASSETS
Cash and cash equivalents	$71,098	$17,418	$(60,998)	a	$27,518
Amounts receivable and prepayments	9,603	7,399	-		17,002
Prepaid assets
Other financial assets	9,906	9,273	-		19,179
Loans receivable	-	1,672	-		1,672
Inventory	-	-	-		-
Current assets	90,607	35,762	(60,998)		65,371

Mineral interests	1,228,171	312,005	271,183	b	1,811,359
Loans receivable	11,096	6,188	-		17,284
Other assets	4,547	1,327	(890)	c	4,984
Deferred income tax	2,610		-		2,610
Other financial assets		36,020			36,020
Other Assets
Intercompany Loans
Investment in Subsidiaries
Deferred income tax		-	-		-
Non-current assets	1,246,424	355,540	270,293		1,872,257

TOTAL ASSETS	$1,337,031	$391,302	$209,295		$1,937,628

LIABILITIES AND EQUITY
Liabilities
Amounts payable and other liabilities	$11,320	$6,035	$(1,196)	d	$16,159
Income tax payable	989				989
Lease obligation - current	277	-	-		277
Current liabilities	12,586	6,035	(1,196)		17,425

Long-term debt	-	46,500	43,500	e	90,000
Lease obligation - non current	1,640	-	-		1,640
Deferred income tax	1,485	203	(203)	f	1,485
					-
Other non-current liabilities	2,841	-	-		2,841
Non-current liabilities	5,966	46,703	43,297		95,966

Shareholders' equity
Share capital	1,250,194	338,692	152,419	g	1,741,305
Share warrant reserve	-	-	7,938	g	7,938
Retained earnings	63,670	(6,611)	6,611	g	63,670
Accumulated other comprehensive loss	-	(3,574)	3,574	g	-

Other	4,615	10,057	(3,348)	g	11,324
	1,318,479	338,564	167,194		1,824,237

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,337,031	$391,302	$209,295		$1,937,628

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2022

(thousands of United States dollars, except per share amounts)

Unaudited

	Triple Flag	Maverix (Note 2)	Pro Forma Adjustments	Note 6	Triple Flag Pro Forma Consolidated
Revenue	$151,885	$57,932	$-		$209,817

Cost of sales
Cost of sales excluding depletion	14,796	19,494	-		34,290
Depletion	50,085	13,823	4,589	h	68,497
Gross profit	87,004	24,615	(4,589)		107,030

General administration costs	15,516	7,044	-		22,560
Business development costs	2,976	6,696	-		9,672
Sustainability initiatives	805	-	-		805
Impairment charges	3,600	41,045	-		44,645
Operating income	64,107	(30,170)	(4,589)		29,348

Gain on disposition of mineral interests	2,099	-	-		2,099
Decrease in fair value of other financial assets	(4,066)	4,780	(3,485)	i	(2,771)
Finance costs, net	(1,413)	(1,975)	(3,147)	j	(6,535)
Other expense	(500)	(192)	-		(692)
Foreign currency translation loss	(352)	(174)	-		(526)
Other expenses	(4,232)	2,439	(6,632)		(8,425)

Earnings before income taxes	59,875	(27,731)	(11,221)		20,923
Income tax (expense) recovery	(4,789)	3,752	1,616	k	579
Net earnings	$55,086	$(23,979)	$(9,605)		$21,502

Earnings per share (Note 8)
Basic	$0.35	$(0.16)		Note 8	$0.11
Diluted	$0.35	$(0.16)		Note 8	$0.11

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

Note 1 — Description of the Acquisition

On November 9, 2022, Triple Flag Precious Metals Corp. (“Triple Flag” or the “Company”) and Maverix Metals Inc. (“Maverix”) entered into an arrangement agreement (the “Agreement”) pursuant to which Triple Flag agreed, subject to certain terms and conditions, to acquire all of the issued and outstanding common shares of Maverix (the “Maverix Shares”), with the combined company to continue under the name “Triple Flag Precious Metals Corp.” (the “Transaction” or “Acquisition”). Pursuant to the Agreement, Maverix shareholders were entitled to receive either 0.36 (the “Exchange Ratio”) of a Triple Flag common share (each whole common share, a “Triple Flag Share”) or $3.92 in cash for each Maverix Share held on the effective date of the Transaction (the “Effective Date”). The shareholder election was subject to pro-ration such that the cash consideration would not exceed 15% of the total consideration and the share consideration would not exceed 85% of the total consideration. In addition, pursuant to the Transaction, (i) holders of options to acquire Maverix Shares received fully vested replacement options to acquire Triple Flag Shares, adjusted to reflect the Exchange Ratio; and (ii) the restricted share units of Maverix (“RSUs”) outstanding immediately prior to the effective time of the Transaction, whether vested or unvested, were assigned and transferred by the holder to Maverix in exchange for a cash payment from Maverix equal to the Payout Value (as defined in the Agreement) and each RSU was immediately cancelled. The outstanding Maverix warrants (the “Maverix Warrants) (5,000,000 Maverix share warrants outstanding with an exercise price of $3.28 per Maverix Share outstanding as of the Effective Date) were automatically adjusted in accordance with their terms, such that if and when exercised, Maverix warrant holders will receive a total of 1,800,000 Triple Flag shares at an exercise price of $9.11 per Triple Flag Share. The Acquisition closed on January 19, 2023. Following the completion of the Acquisition, Maverix became a wholly-owned subsidiary of Triple Flag.

Note 2 — Basis of Presentation

These unaudited pro forma consolidated financial statements have been prepared in connection with the Acquisition and have been prepared from information derived from, and should be read in conjunction with the financial statements of Triple Flag and Maverix, each prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, specifically:

•	The audited consolidated financial statements for the year ended December 31, 2022 of Triple Flag; and

•	the audited consolidated financial statements for the year ended December 31, 2022 of Maverix.

These unaudited pro forma consolidated financial statements have been compiled from and include:

a)	An unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2022 combining:

•	the consolidated statement of income (loss) of Triple Flag for the year ended December 31, 2022;

•	the consolidated statement of income (loss) and comprehensive income (loss) of Maverix for the year ended December 31, 2022; and

•	the adjustments described in Note 6.

This unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2022 assumes that the Transaction occurred on January 1, 2022.

b)	An unaudited pro forma consolidated balance sheet for the year ended December 31, 2022 combining:

•	the consolidated balance sheet of Triple Flag as at December 31, 2022;

•	the consolidated balance sheet of Maverix as at December 31, 2022; and

•	the adjustments described in Note 6.

This unaudited pro forma consolidated balance sheet as at December 31, 2022 assumes that the Transaction occurred on January 1, 2022.

The unaudited pro forma financial statements have been prepared for illustrative purposes only to show the effect of the Acquisition. The unaudited pro forma financial statements reflect that Triple Flag acquired all of the outstanding Maverix Shares and the Acquisition has been recorded as an asset acquisition. The unaudited pro forma financial statements are not intended to be indicative of Triple Flag’s financial position or the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded subsequent to the Acquisition will likely differ from those recorded in the unaudited pro forma financial statements and such differences could be material.

The historical consolidated financial statements have been adjusted to give effect to unaudited pro forma events that are: (i) directly attributable to the Acquisition; (ii) factually supportable; and (iii) with respect to the unaudited pro forma consolidated statements of income, expected to have a continuing impact on the consolidated financial results post-Acquisition.

The unaudited pro forma financial statements do not reflect and do not give effect to: (i) any integration costs that may be incurred as a result of the Acquisition; (ii) synergies, operating efficiencies and cost savings that may result from the Acquisition; or (iii) or any other benefits expected to be derived from combining the companies.

Certain of Maverix’s assets, liabilities, income and expenses have been reclassified (or renamed) to conform to Triple Flag’s consolidated financial statement presentation.

Note 3 — Significant Accounting Policies

The accounting policies used in the construction of the unaudited pro forma financial statements as at and for the year ended December 31, 2022 are those set out in Triple Flag’s consolidated financial statements for year ended December 31, 2022. In preparing the unaudited pro forma consolidated financial statements, a preliminary review was undertaken to identify whether there are any accounting policy differences between the accounting policies used by Maverix where the impact was potentially material to the unaudited pro forma consolidated financial statements and could be reasonably estimated. Based on this preliminary review, Triple Flag has not identified any accounting policies applicable to similar transactions undertaken by Maverix that significantly depart from those followed by Triple Flag that would have a significant impact on the unaudited pro forma consolidated financial statements.

Note 4 – Use of Estimates

For purposes of the unaudited pro forma consolidated financial statements, the Acquisition will be accounted for as an asset acquisition. In an asset acquisition, the cost of the acquisition is allocated to the individual identifiable assets based on their relative fair values at the date of acquisition.

The fair value assumptions with respect to the assets acquired and liabilities assumed have been based on preliminary valuation information and due diligence performed by Triple Flag. A final determination of the fair value of the acquired assets and liabilities will be performed in conjunction with the preparation of Triple Flag’s financial statements for the period including the completion date of the Acquisition. Changes in the fair values of the assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the values reflected in the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of income. The final estimate of purchase consideration and the fair value of acquired assets and liabilities may differ from the amounts reflected below.

Note 5 — Consideration and Purchase Price Allocation

For purposes of the unaudited pro forma consolidated financial statements, the estimated purchase consideration for the Acquisition was based on the closing price of Triple Flag shares on the New York Stock Exchange on November 9, 2022. At the exchange ratio of 0.36 (Note 1), the pro forma cash value per Maverix Share was $3.92. Accordingly, pursuant to the Arrangement, the Company issued 45,097,390 Triple Flag Shares with a value of $491.1 million and paid $86.7 million in cash to Maverix shareholders, which, along with replacement options exercisable for an aggregate of 1,561,172 Shares (fair value of $6.7 million), Triple Flag Shares reserved for issuance upon exercise of the Maverix Warrants, as adjusted, (fair value of $7.9 million), and incurred transaction costs of $14.9 million, resulted in total consideration of $607.3 million for the purchase of Maverix. An aggregate of 1,800,000 Triple Flag Shares are reserved for issuance in respect of the Maverix Warrants.

The preliminary estimated purchase consideration is calculated as follows:

Number of Triple Flag Shares issued to Maverix shareholders (147,379,354 Maverix Shares outstanding as at December 31, 2022 x 0.360 exchange ratio x 85% share consideration)	45,097,390
Closing price of Triple Flag Share on November 9, 2022	$10.89
Market value of Triple Flag Shares issued to Maverix shareholders	$491,111
Cash consideration paid to Maverix shareholders[1]	86,667
Value of Maverix share options exchanged for Triple Flag replacement share options[2]	6,709
Transaction costs	14,885
Value of Maverix warrants – exercisable for 1,800,000 Triple Flag Shares[3]	7,938
Estimated purchase consideration	$607.3

1.       Calculated based on 15% cash payment as contemplated in the arrangement agreement.

2.       Calculated using Black-Scholes valuation model and assumes all Maverix share options are exchanged for Triple Flag share options.

3.       Calculated based on in the money value.

The following table illustrates the preliminary unaudited pro forma fair values of the identifiable assets and liabilities assumed as of December 31, 2022:

Cash and cash equivalents	$14,472
Amounts receivable and prepayments	7,399
Other assets	437
Other financial assets	45,293
Loan receivable	6,188
Investments	1,672
Mineral interests	583,188
Current liabilities	(4,839)
Long-term debt	(46,500)
Total assets acquired, net of liabilities assumed	$607,309

Note 6 — Pro Forma assumptions and adjustments

The unaudited pro forma financial statements reflect the following assumptions and adjustments to give effect to the Acquisition as if it had occurred on January 1, 2022.

The unaudited pro forma balance sheet as at December 31, 2022 includes the following pro forma assumptions and adjustments:

a)	a net decrease in cash and cash equivalents of $60,998 reflecting $86,667 of cash consideration paid to Maverix shareholders, $14,885 of Transaction costs incurred by Triple Flag and $2,946 paid by Maverix to settle RSUs at closing of the Transaction, partially offset by a $43,500 draw down on Triple Flag’s credit facility for the Acquisition;

b)	an increase of $271,183 in mineral interests as a result of recording Maverix’s mineral interests at fair value;

c)	a $890 decrease of deferred financing costs as Maverix’s credit facility was repaid and retired upon completion of the Acquisition;

d)	a decrease of $1,196 reflecting an existing RSU liability which was settled by Maverix at closing of the Transaction;

e)	a net increase in long-term debt at December 31, 2022 of $43,500 reflecting a drawdown of $90,000 from Triple Flag’s credit facility to partially fund the $46,500 repayment of Maverix’s credit facility, payment of the cash consideration to Maverix shareholders and Transaction costs related to the Acquisition;

f)	reduction of deferred tax liabilities of $203, reflecting the tax effect of the pro forma adjustments; and

g)	a net increase to Triple Flag shareholders’ equity of $167,194 reflecting the issuance of $505,758 of Triple Flag shares, warrants and replacement options, offset by the elimination of Maverix’s historical shareholders’ equity accounts of $338,564.

The unaudited pro forma statements of income for year ended December 31, 2022 include the following pro forma assumptions and adjustments:

h)	an increase in depletion of $4,589 as a result of pro forma fair value adjustments related to assets subject to depletion identified in the estimated purchase price allocation;

i)	a decrease in fair value of investments of $3,485 due to Triple Flag designating equity investments from fair value through other comprehensive income to fair value through profit and loss;

j)	an increase in finance costs of $3,147 which includes an increase in interest expense for borrowings under the Triple Flag credit facility as described in Note 6e above assuming a 5.5% interest rate for the year ended December 31, 2022 as well as a $890 write down of deferred financing costs; and

k)	an increase in income tax recovery of $1,616 to reflect the tax effect of the pro forma adjustments.

Note 7 — Unaudited Pro Forma Share Capital

Triple Flag’s unaudited pro forma share capital after the Transaction as at December 31, 2022 has been determined as:

	Common Shares	Amount
Issued and outstanding at December 31, 2022	155,685,593	$1,250,194
Triple Flag Shares issued to Maverix shareholders (Note 5)	45,097,390	$491,111
Pro forma balance issued and outstanding	200,782,983	$1,741,305

Note 8 — Pro Forma Net Income Per Share

For the purposes of the unaudited pro forma consolidated financial statements, the net income per share has been calculated using the weighted average number of shares which would have been outstanding as at the period end, after giving effect to the Acquisition as if it had occurred on January 1, 2022.

Year ended December 31, 2022
Weighted average number of Triple Flag Shares outstanding – basic and diluted	155,950,659
Triple Flag Shares issued to Maverix shareholders (Note 5)	45,097,390
Pro forma weighted average number of Triple Flag Shares outstanding – basic	201,048,049
Dilutive impact of Maverix share warrants (Note 5)	264,442
Dilutive impact of replacement options	587,130
Pro forma weighted average number of Triple Flag Shares outstanding – diluted	201,899,621
Pro forma consolidated net income	$21,502
Pro forma net income per share – basic	$0.11
Pro forma net income per share – diluted	$0.11